UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For January 3, 2020

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TRANSPORTADORA DE GAS DEL SUR S.A.

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019

INDEX

01.ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2019

02.CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Statements of comprehensive income

Statements of financial position

Statements of changes in equity

Statements of cash flows

Notes to the condensed interim consolidated financial statements

03.AUDITORS´LIMITED REVIEW REPORT

*Information required under sect. No. 1 of Chapter III – Title IV of the National Securities Commission Standards:

Exhibit A. Property, Plant and Equipment	Note 13 (interim consolidated financial statements)
Exhibit B. Intangible Assets	Not applicable.
Exhibit C. Investment in other companies	Note 10 (interim consolidated financial statements)
Exhibit D. Other Investments	Note 9.c (interim consolidated financial statements)
Exhibit E. Allowances	Note 9.b (interim consolidated financial statements)
Exhibit F. Cost of Sales	Note 9.i (interim consolidated financial statements)
Exhibit G. Assets and Liabilities in foreign currency	Note 18 (interim consolidated financial statements)
Exhibit H. Information required under section 64, subsection i. B) of Law N 19,550 (Expenses Exhibit)	Note 9.j (interim consolidated financial statements)

TRANSPORTADORA DE GAS DEL SUR S.A.

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2019 (1)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of September 30, 2019 and December 31, 2018, and for the nine-month period ended September 30, 2019. These condensed interim consolidated financial statements have been prepared in accordance with and complied with IAS 34 issued by the International Accounting Standards Board (“IASB”) adopted by the Comisión Nacional de Valores ("CNV") through the provisions of Title IV, Chapter I, Section I, Article 1 – B.1 of the Rules of the CNV ("New Text 2013" or "NT 2013"), with the exception of the application of IAS 29 – Financial Reporting in Hyperinflationary Economies, which was excluded from the CNV accounting framework.

The condensed interim consolidated financial statements of the Company for the nine-month periods ended September 30, 2019 and 2018 have been subject to a jointly limited review performed by Price Waterhouse & Co. S.R.L. ("Price") and Pistrelli, Henry Martin and Asociados S.R.L.

Effects of inflation

On December 3, 2018, Law No. 27,468 was enacted, sanctioned on November 15, 2018 by the National Argentine Congress. Among other measures, this law abolishes Decree N ° 1,269/02 —amended by Decree No. 664/2003 — through which the controlling entities (among them the CNV) had been instructed not to accept inflation adjusted financial statements. On December 28, 2018, the CNV issued Resolution No. 777/2018, by virtue of which it instructs companies that offer their shares to the public to apply the financial statements restatement method to a stable currency in line with the provisions of IAS 29 “Financial Reporting in Hyperinflationary Economies”.

In accordance with such standards, the restatement of financial statements was restarted as from July 1, 2018. In line with the restatement method, non-currency assets and liabilities are restated by an overall price index issued by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”) since their acquisition date or last inflation adjustment (March 1, 2003).

Likewise, comparative information included in the financial statements has also been restated, but this fact has not modified the decisions based on the financial information corresponding to those fiscal years.

For further information, see “Note 4. Significant Accounting Policies – d) Restatement to constant currency – Comparative Information” to the consolidated financial statements as of December 31, 2018.

(0) Not covered by Auditor’s Report on Review of Interim Financial Information, except for items 4 , 5, 6 and 8.

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1.Results of operations

The following table presents a summary of the consolidated results of operations for the nine-month period ended September 30, 2019 (“9M2019”) and September 30, 2018 (“9M2018”):

Activities of the Company in 9M2019 and 9M2018

Revenues

Revenues for 9M2019 decreased by Ps. 2,478.3 million from the same period last year. This decrease is mainly due to the decrease in revenues of the Liquids Production and Commercialization business segment.

Natural Gas Transportation

During 9M2019 revenues from the Natural Gas Transportation business segment accounted for 48.8% of TGS’ total net revenues (46.4% for 9M2018). 82.4% of the total revenues corresponded to firm contracted capacity services (77.4% for 9M2018).

Revenues from the Natural Gas Transportation segment during 9M2019 reached Ps. 15,602.5 million (Ps. 15,987.7 million in 9M2018). The decrease of Ps. 385.2 million is mainly due to the effect of lower deliveries of natural gas under interruptible contracts and exchange and displacement services. This fall was partially offset by the tariff increases authorized by ENARGAS measured in constant argentine pesos, including the full effect of the third stage of the increase granted by the Integral Tariff Review (“RTI”).

On June 21, 2019, Resolution No. 336/2019 issued by the Secretary of Energy of the Ministry of Finance (“SE”), ordered the deferral of payment of 22% of the invoices issued between July 1, 2019 and October 31, 2019 corresponding to residential natural gas consumptions.

The deferrals will be recovered from the invoices issued from December 1, 2019 in five consecutive monthly installments in equal amount. The National Government will pay to the licensees and the natural gas producers an economic compensation for the financial cost involved in the deferral, as a subsidy. As of the date of the issuance of these Interim Condensed Financial Statements, ENARGAS has not issued the regulations applicable to TGS by which the calculation of the deferral in collections and the subsidy will be determined.

Additionally, on September 3, 2019, the SE issued Resolution No. 521/2019 (“Resolution 521”) postponing the semi-annual tariff adjustment of the Natural Gas Transportation segment for January 1, 2020, which should have kicked in October 1, 2019 within the framework of the RTI.

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Liquids Production and Commercialization

During 9M2019, the Liquids Production and Commercialization business segment represented 45.4% of TGS´ total revenues (47.6% for 9M2018).

Revenues derived from the Liquid Production and Commercialization segment amounted to Ps. 14,516.8 million in 9M2019 (Ps 1,870.7 million lower than those recorded in 9M2018). The main causes of this decrease were the drop in international reference prices and the lower dispatched tons of ethane as a result of the incident at the PBB Polisur S.R.L. ("PBB") occurred last June. These effects were partially offset by the effect of the increase in the exchange rate on sales denominated in US dollars and the dispatched tons of propane and butane ("LPG") for export.

Total volumes dispatched registered a 5.4% or 46,141 short tons drop compared to 9M2018. As mentioned before, the tons of ethane delivered to PBB suffered a significant fall as a result of the incident at their facilities occurred in June 2019. It is noteworthy that at the end of September 2019, TGS began to gradually regulate the delivery of ethane to the extent that PBB required it. The breakdown of the volumes dispatched by market and product is included below:

As of the date of the issuance of these Interim Condensed Financial Statements, the National Government, through the Ministry of Finance, authorized increases in the price of products marketed under Plan Hogar program. The prices per ton of butane and propane, respectively, amounted to: (i) Ps. 9,154 and Ps. 9,042 between February 1, 2019 and May 10, 2019, (ii) to Ps. 9,327 and Ps. 9,213 between May 10, 2019 and June 30, 2019, and (iii) to Ps. 9,895 and Ps. 9,656 as from July 1, 2019.

The agreement regarding the commercialization of natural gasoline was successfully renewed. This agreement with Petrobras Global Trading B.V. will be extended for the period February 1, 2019 to January 31, 2020, and allows the Company to obtain improvements in the price.

Other Services

Revenues derived from the Other Services segment decreased Ps. 222.4 million in 9M2019 compared to the same period of 2018. This drop was mainly due to lower operating and maintenance and construction services rendered during 9M2019. These effects were partially offset by the increase in the foreign exchange rate on sales denominated in US dollars.

Within the framework of Resolution No. 82/2019 issued by the SE, on April 8, 2019, the Company presented its proposal for the construction of a new gas pipeline and the expansion of the existing pipeline systems. The new gas pipeline would be built in two stages, the first of which will extend from the town of Tratayén in the Province of Neuquén to Salliqueló in the Province of Buenos Aires and the second from Salliqueló to San Nicolás, also in the Province of Buenos Aires.

This new natural gas pipeline, of more than 622 miles long, will aim to replace current NGL and gas oil imports thus allowing to exploit the resources developed by natural gas producers in the Vaca Muerta area.

The open bid was launched by the SE on July 30, 2019. On October 31, 2019, the SE ordered the extension of deadlines to March 31, 2020, to open the bids for a new license and

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construction of a natural gas pipeline to provide the natural gas transportation service. As of the date of the issuance of these Financial Statements, the Company is analyzing its presentation.

Additionally, on April 30, 2019, the assembly and presurization works of the above ground installations located in the connection of the Vaca Muerta Gas Pipeline to Neuba II Gas Pipeline and the partial enablement of the conditioning plant in Tratayén were concluded. It is expected that by the end of the year, the system will be fully enabled.

Cost of sales and administrative and selling expenses

Cost of sales, administrative and selling expenses corresponding to 9M2019 increased by Ps. 459.7 million, 2.5% compared to 9M2018. This variation is mainly due to the increase in: (i) exports taxes; (ii) expenses for repair and maintenance of Property, plant and equipment, incurred primarily for the operation of the natural gas transportation system; and (iii) labor costs. These effects were partially offset by the decrease in the cost of natural gas processed in the Cerri Complex, due to the decrease in natural gas prices denominated in Argentine pesos and volumes of natural gas acquired as well as lower fees for services provided by third parties.

The following table shows the main components of operating costs, administrative and commercialization expenses and comparisons for 9M2019 and 9M2018:

Other operating results

The other operating results recorded a positive variation of Ps. 879.0 million mainly as a result of the recognition in May 2018 of the adverse award of the Arbitration held with Pan American Energy S.L. Suc. Arg. and Pan American Sur S.A. This effect was partially offset by the higher negative charge for contingency provisions made in 9M2019.

Net financial results

In 9M2019, the financial results showed a positive variation of Ps. 4,300.2 million with respect to 9M2018. The breakdown of net financial results is as follows:

This positive variation is mainly due to the lower net negative exchange rate difference of Ps. 2,380.7 million due to the lower devaluation of the Argentine peso against the US dollar over

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the net liability position in foreign currency, the positive effect of the gain on monetary position as a consequence of the increase in the net liability monetary position and the greater capitalization of financial costs according to IFRS.

The selling exchange rate for the peso ended on September 30, 2019 in a value of Ps. 57.59 per US dollar; representing an increase of 52.8% (or Ps. 19.89 per US dollar) respect to the exchange rate in place at the year ended 2018. As of September 30, 2018, the exchange rate had suffered an increase of 35.6% (or Ps 15.13 per US dollar) from the listed price at the end of the year 2017.

The aforementioned effects were partially offset by the lower interest generated by assets mainly as a result of lower capital invested during 9M2019.

Income tax expense

For 9M2019, TGS reported a loss for income tax of Ps. 2,741.4 million, compared to the loss reported in 9M2018 for Ps. 3,109.3 million. This positive variation is mainly due to lower taxable income before taxes and the effect of the impact on the deferred tax charge due to the application of the inflation adjustment for tax purposes in accordance with the provisions of Law No. 27,468.

2.Liquidity

The Company’s primary sources and application of funds during 9M2019 and 9M2018 are shown in the table below:

During 9M2019, the net variation in cash and cash equivalents suffered a negative variation of Ps. 20,648.8 million.

The cash flows used in investment activities amounted to Ps. 18,335.3 million. This was due to the greater investments in capital expenditures made in order to conclude the Five-Year Investment Plan committed in accordance with the provisions of the RTI and the development of the midstream business in Vaca Muerta project. On the other hand, during 9M2019 there was an increase in funds applied to the acquisition of financial assets not considered cash and cash equivalents.

During 9M2019, net cash flows (used in) / provided by financing activities was Ps. 10,180.9 million, mainly due to the dividend payments provided by the Shareholders meetings and Board of Directors held on April 11, 2019, and the execution of treasury shares buyback program.

These effects were partially offset by the cash flow provided by the operating activities amounting to Ps. 7,867.4 million. This is mainly due the operating income before depreciation partially offset by higher income tax payments made during 9M2019 and the negative variation in working capital.

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3.Third quarter 2019 (“3Q2019”) vs Third quarter 2018 (“3Q2018”)

The following table presents a summary of the consolidated results of operations for 3Q2019 and 3Q2018:

During 3Q2019, total income amounted to Ps. 41.0 million, compared to Ps. 551.2 million for 3Q2018.

Total revenues decreased Ps. 3,304.4 million in 3Q2019 compared to 3Q2018.

Revenues from the Natural Gas Transportation segment in 3Q2019 decreased by Ps. 551.8 million, compared to 3Q2018. This negative variation was mainly due to the lower deliveries of natural gas under interruptible transportation services during 3Q2019. In addition, although during 3Q2019, the Company recorded the positive effect of the tariff increases granted by ENARGAS from April 1, 2018 and 2019 (19.7% and 26.0%, in nominal values, respectively), they were not sufficient to offset the negative effect that the variation in the Consumer Price Index (“CPI”) had on revenues adjusted for inflation.

Liquids revenues decreased by Ps. 2,656.7 million year-over-year. This variation was mainly due to the nominal variation in international reference prices that led to a decrease in revenues and the decrease in the volumes of products shipped due to the incident at PBB facilities mentioned before. These effects were partially offset by the increase in the nominal variation of the exchange rate on revenues denominated in US dollars.

Additionally, total volumes dispatched decreased by 18.8%, or 47,884 short tons in 3Q2019, compared to 3Q2018, which are mainly related to lower sales of ethane.

The breakdown of volumes dispatched by destination market and product and revenues by market is included below:

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Other services revenues decreased by Ps. 95.9 million in 3Q2019 compared to 3Q2018, mainly explained by lower gas pipeline construction services in the province of Santa Fe provided through the UT TGS-SACDE. This effect was partially offset by the rendering of the natural gas transportation and treatment services in Vaca Muerta mentioned before.

Cost of sales and administrative and selling expenses for 3Q2019 amounted to Ps. 5,882.2 million (with 6,710.7 million in 3Q2018), which represented a fall of Ps. 828.5 million. This variation is mainly due to the decrease in the costs of natural gas processed in the Cerri Complex, and in the fees and services paid to third parties. These effects were partially offset by the cost of repair and maintenance of property, plant and equipment.

The following table shows the main components of operating costs, administrative and marketing expenses and their main variations for 3Q2019 and 3Q2018:

In 3Q2019, financial results experienced a positive variation of Ps. 722.0 million compared to 3Q2018. This variation is mainly due to the impact of the gain on monetary position and the gain derived from derivative financial instruments. These effects were partially offset by the lower interest generated by assets and the lower foreign exchange rate due to the lower devaluation in 3Q2019 compared to 3Q2018.

4.Consolidated Financial Position Summary

Summary of the consolidated financial position information as of September 30, 2019 and December 31, 2018:

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5.Consolidated Comprehensive Income Summary

Summary of the consolidated comprehensive income information for the 9M2019 y 9M2018:

6.Consolidated Cash Flow Summary

Summary of the consolidated cash flow information for 9M2019 and 9M2018:

7.Statystical Data (Physical units)

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8.Comparative Ratios

9.TGS share market value in Buenos Aires Stock Exchange at closing of last business day (in Argentine pesos per share)

	2019	2018	2017	2016	2015
January	125.85	90.05	32.40	17.00	7.60
February	114.50	83.50	36.80	21.00	9.10
March	114.10	81.75	43.90	17.30	12.70
April	90.40	78.05	46.30	18.00	12.00
May	116.35	84.30	53.30	18.00	10.80
June	124.50	69.15	56.40	19.90	11.40
July	137.20	90.95	54.00	19.55	11.10
August	94.45	98.40	61.30	18.25	11.65
September	107.10	120.05	72.00	20.80	10.90
October	121.00	103.95	76.00	22.40	16.70
November		117.00	73.85	25.60	17.70
December		111.00	83.00	29.60	17.05

10.Outlook

The end of the RTI process constitutes a fundamental milestone in the tariff recomposition of the Company as it generates a certainty framework for the Natural Gas Transportation business that will allow TGS to accompany the energy development of Argentina.

For this process, the Five-Year Investment Plan is crucial as it will ensure that the pipeline system responds to the needs derived from the development of the country's gas reserves. TGS will focus on management to achieve compliance and maintenance of the five-year plan mentioned above. This will continue enabling us to develop a reliable and safe Natural Gas Transportation business, which has characterized this Company in its 27 years of existence.

In the Liquids Production and Commercialization segment, the strategy will be aimed at optimizing the production mix that allows prioritizing those products and distribution channels that provide higher margins. For this, it will be very important to be efficient in the management of our assets, ensuring a coordinated, safe and efficient operation.

In the "Other Services" segment, in an even more challenging framework, the focus will be on developing attractive businesses that allow us to anticipate the needs of our clients and industries, showing the excellence with which TGS provides services and satisfies his needs. The Argentina's energy development requires a great effort from all stakeholders and TGS gets ready to have a leading role.

In financial terms, TGS plans to access financing to carry out the implementation of the demanding Five-Year Investment Plan and investment projects of non-regulated businesses. The objective of the Company is to maintain an optimal capital structure in accordance with its investment needs, at a reasonable financing cost, in order to maximize profitability for shareholders.

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As regards their daily operations, TGS will remain committed to continuous improvement of each of its processes to optimize the use of the resources and to reduce operating costs. To this end, the Company will carry out actions aimed at the reduction of cost without affecting the reliability and availability of the pipeline system. We will continue with the implementation of various actions, such as the standardization and systematization of risk management in pipelines, compressor stations and processing facilities. Finally, we will deepen training initiatives for the staff for technical and management training resources.

Autonomous City of Buenos Aires, November 7, 2019

Luis Alberto Fallo

Chairman of the Board of Directors

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Stated in thousands of pesos as described in Note 3 except for basic and diluted earnings per share)

Luis Alberto Fallo

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

(Stated in thousands of pesos as described in Note 3)

Notes	09/30/2019	12/31/2018
ASSETS			
Non-current assets			
Property, plant and equipment	13	64,019,830	53,224,954
Investments in associates	10	57,260	99,982
Other financial assets at amortized cost	9.m.	6,178	12,052
Deferred tax assets	15	10,680	6,231
Other receivables	9.a.	7,046	11,327
Total non-current assets		**64,100,994**	**53,354,546**
Current assets			
Other receivables	9.a.	2,948,363	3,663,909
Inventories		786,142	495,678
Trade receivables	9.b.	5,235,697	4,285,040
Contract assets		166,260	215,555
Derivative financial instruments		489,201	300,306
Other financial assets at amortized cost	9.m.	8,598,382	7,862
Cash and cash equivalents	9.c.	1,794,870	22,900,553
Total current assets		**20,018,915**	**31,868,903**
Total assets		**84,119,909**	**85,223,449**
EQUITY			
Common stock		25,072,600	25,243,119
Treasury shares		610,178	439,659
Cost of adquisition of treasury shares		(3,618,401)	(1,954,961)
Legal reserve		1,652,207	894,597
Future dividends reserve		-	1,364,316
Future capital expenditure reserve		-	96,104
Reserve for capital expenditures, acquisition of treasury shares and/or dividends		7,235,656	-
Accumulated retained earnings		9,015,748	16,492,818
Non-controlling interests		24	14
Total equity		**39,968,012**	**42,575,666**
LIABILITES			
Non-current liabilities			
Deferred tax liabilities	15	3,384,838	3,065,492
Contract liabilities	9.d.	2,719,265	2,021,173
Loans	14	30,695,499	27,728,897
Total non-current liabilities		**36,799,602**	**32,815,562**
Current liabilities			
Provisions	16	544,264	510,666
Contract liabilities	9.d.	180,556	178,278
Other payables	9.e.	241,973	110,994
Taxes payables	9.f.	257,470	278,224
Income tax payable		736,458	3,362,832
Payroll and social security taxes payable	9.n.	534,536	527,821
Loans	14	1,197,963	609,270
Trade payables	9.g.	3,659,075	4,254,136
Total current liabilities		**7,352,295**	**9,832,221**
Total liabilities		**44,151,897**	**42,647,783**
Total equity and liabilities		**84,119,909**	**85,223,449**

The accompanying notes are an integral part of these consolidated financial statements.

Luis Alberto Fallo

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Stated in thousands of pesos as described in Note 3)

Luis Alberto Fallo

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Stated in thousands of pesos as described in Note 3)

_____________________________________________________________________________________________________

2019	2018
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES		
Total comprehensive income for the period	7,556,433	4,949,612
Reconciliation of total comprehensive income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	2,437,911	2,200,190
Derivative financial instrument results	(189,415)	150,319
Disposal of property, plant and equipment	94,079	-
Share of loss from associates	15,411	13,176
Increase in provisions	191,598	168,285
Interest expense accrual	1,114,387	1,567,040
Interest loss on other financial assets other than cash and cash equivalents	(59,783)	(2,717,273)
Income tax	2,741,419	3,109,269
Foreign exchange loss	6,842,125	10,476,773
Gain on the net monetary position	(3,902,554)	(3,024,839)
Changes in assets and liabilities:		
Trade receivables	(2,384,145)	(3,207,906)
Other receivables	(1,609,489)	(1,959,480)
Inventories	(425,868)	(304,991)
Trade payables	(408,621)	411,821
Contract assets	(9,588)	(154,361)
Payroll and social security taxes	150,900	107,315
Tax payables	(220,714)	14,602
Other payables	161,299	45,315
Provisions	(27)	(1,067)
Interest paid	(887,483)	(391,812)
Derivative financial instruments payment	-	(142,791)
Income tax paid	(3,818,275)	(3,286,717)
Contract liabilities	477,745	(40,720)
Cash flows provided by operating activities	7,867,345	7,981,760
CASH FLOWS USED IN INVESTING ACTIVITIES		
Additions to property, plant and equipment	(10,597,956)	(3,844,312)
Financial assets not considered cash equivalents	(7,737,296)	672,604
Cash flows used in investing activities	(18,335,252)	(3,171,708)
CASH FLOWS (USED IN) / PROVIDED BY FINANCING ACTIVITIES		
Payment of loans	(16,771)	(1,686,835)
Payment of redemption of loans	-	(6,598,889)
Cost of adquisition of treasury shares	(1,663,440)	(1,505,196)
Proceeds from loans	-	19,015,871
Dividends paid	(8,500,647)	(5,956,257)
Cash flows (used in) / provided by financing activities	(10,180,858)	3,268,694
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(20,648,765)	8,078,746
Cash and cash equivalents at the beginning of the year	22,900,553	5,388,803
Foreign exchange gain on Cash and cash equivalents	3,613,870	9,446,765
Loss on the monetary position on Cash and cash equivalents	(4,070,788)	(3,549,353)
Cash and cash equivalents at the end of the period	1,794,870	19,364,961

The accompanying notes are an integral part of these consolidated financial statements.

For further information, see Note 7.

Luis Alberto Fallo

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

1.GENERAL INFORMATION

Business Overview

Transportadora de Gas del Sur S.A. (“TGS” or the “Company”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). TGS commenced operations on December 29, 1992 and it is mainly engaged in the Transportation of Natural Gas, and Production and Commercialization of natural gas Liquids (“Liquids”). TGS’s pipeline system connects major natural gas fields in southern and western Argentina with natural gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system was exclusively granted to TGS for a period of thirty-five years (“the License”). TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where TGS processes natural gas to obtain liquids, was transferred from GdE along with the gas transmission assets. TGS also provides midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services. In addition, telecommunications services are provided through the subsidiary Telcosur S.A. (“Telcosur”). These services consist of data transmission services through a network of terrestrial and digital radio relay.

Subsequently, the corporate purpose of the Company was modified in order to incorporate the development of complementary activities, incidental, linked and / or derived from natural gas transportation, such as the generation and commercialization of electric power and the provision of other services for the hydrocarbon sector in general.

Major Shareholders

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is under co-control of: (i) Pampa Energía S.A. (“Pampa Energía”), which holds 10% of CIESA’s common stock, (ii) CIESA Trust (whose trustee is Pampa Energía and whose beneficiary is PHA S.A.U. (considered as a wholly owned subsidiary of by Pampa Energía) (the "Trust"), who has a trust shareholding of 40% of the share capital of CIESA) and (iii) Grupo Inversor Petroquímica S.L. (member of GIP Group, headed by Sielecki´s family; “GIP”), and PCT L.L.C. ("PCT"), which directly and together with WST S.A. (Member of Werthein Group, "WST") indirectly through PEPCA S.A. ("PEPCA"), hold a 50% of the shareholding in CIESA in the following shares: GIP 27.10%, WST 4.58% and PCT 18.32%.

The current shareholding structure of CIESA is the result of the exercise of the exchange contemplated in the transaction entered into between the current shareholders of the Company. This transaction was duly approved by ENARGAS on August 9, 2016 and December 29, 2016, by virtue of the different stages carried out until its final completion.

On the other hand, by virtue of the acquisition made by Pampa Energía to an affiliate of Petróleo Brasileiro S.A., 100% of the share capital of Petrobras Participaciones S.L., controlling company of Petrobras Argentina S.A. ("Petrobras") and consequently the indirect control of Petrobras Hispano Argentina SA, on February 16, 2017, the General Shareholders' Meetings of Pampa Energía and Petrobras approved the Prior Merger Commitment between Pampa Energía, as the absorbing company and Petrobras as absorbed company and the dissolution without liquidation of Petrobras.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The merger was effective as from November 1, 2016, the date on which the transfer to the acquiring company of all the rights and obligations, assets and liabilities of the absorbed company takes effect.

On April 26, 2018, the CNV notified to its board of directors the approval of the merger, which was registered in the Public Registry on May 2, 2018.

2.CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

TGS presents its condensed interim consolidated financial statements for the nine-month periods ended September 30, 2019 and 2018 in accordance with Title IV, Chapter I, Section I, article 1.b.1 of CNV´s regulations requiring the use of International Accounting Standard 34 (“IAS 34”) issued by the International Accounting Standards Board (“IASB”) adopted by the CNV through NT 2013 (the “Rules”).

In these condensed interim consolidated financial statements, TGS and its consolidated subsidiaries (Telcosur and CTG Energía S.A.U. (“CTG”)), are jointly referred to as “TGS” or “the Company”.

These interim condensed consolidated financial statements, which were approved and authorized for issuance by the Board of Directors on November 7, 2019, do not include all the information and disclosures required for annual financial statements, and should be read in conjunction with TGS’ annual financial statements as of December 31, 2018, issued on March 7, 2019.

3.BASIS OF PRESENTATION

The CNV, in Title IV, Chapter III, Article 1 of the Rules has provided that listed companies must submit their condensed consolidated financial statements by applying Technical Resolution No. 26 of the Argentine Federation of Professional Councils of Economic Sciences ("FACPCE"), which adopts the International Financial Reporting Standards ("IFRS") issued by the IASB, its amendments and circulars for the adoption of IFRS that the FACPCE dictates in accordance with the provisions of that Technical Resolution.

The Company has prepared these condensed interim consolidated financial statements in accordance with the accounting framework established by the CNV, which is based on the application of IFRS, particularly IAS 34.

Detailed data reflecting subsidiary control as of September 30, 2019 is as follows:

		% of shareholding
Company	Incorporation country	and votes	Closing date	Main activity

Telcosur	Argentina	99.98	December 31	Telecommunication Services
CTG Energía S.A.U.	Argentina	100.00	December 31	Electrical power related services

For consolidation purposes for the nine-month periods ended September 30, 2019 and 2018, Telcosur's financial statements have been used at those dates. The Company controlled CTG Energía S.A.U. does not record operations or significant assets and liabilities as of September 30, 2019 and 2018.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The interim condensed consolidated financial statements for the nine-month periods ended September 30, 2019 and 2018 have not been audited. The Management of the Company estimates that they include all the necessary adjustments to reasonably present the results of each period in accordance with the accounting framework applied. The results of the nine-month periods ended September 30, 2019 and 2018, do not necessarily reflect the proportion of the results of the Company for the full fiscal year.

Functional and presentation currency

The condensed interim consolidated financial statements are stated in thousands of Argentine pesos (“Ps.” or “pesos”), the functional currency of the Company and its subsidiaries.

Restatement to current currency

The interim condensed consolidated financial statements as of September 30, 2019, including comparative figures, have been restated to take into account changes in the general purchasing power of the Company's functional currency in accordance with IAS 29 "Financial information in hyperinflationary economies”. ("NIC 29") and in General Resolution No. 777/2018 of the CNV. As a result, the financial statements are disclosed in the current unit of measurement at the end of the reporting period.

The variation in the consumer price index (“CPI”) for the restatement of these interim condensed consolidated financial statements was estimated at 37.58% and 32.41% for the nine-month periods ended September 30, 2019 and 2018, respectively.

4.SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied to these condensed interim consolidated financial statements are consistent with those used in the financial statements for the last financial year prepared under IFRS, which ended on December 31, 2018, except for what it is mentioned below.

Effective January 1, 2019, the Company has begun to apply the provisions of the following rules:

IFRS 16 – “Leases”

The Company adopted IFRS 16 retrospectively since January 1, 2019.

After the analysis performed by Management, no significant adjustments were made to the accumulated results or significant reclassifications were made.

Practical expedients applied

In applying IFRS 16 for the first time, the Company has used the following practical expedients permitted by the standard:

•The accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases.

•The Company has elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date (January 1, 2019), the Company relied on its assessment made applying IAS 17 – Leases and IFRIC 4 – Determining whether an arrangement contains a lease.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

•This standard is applicable since the transition date for those leases classified as low value contracts.

Accounting policies applied

Until the year ended December 31, 2018, by application of IAS 17 and IFRIC 4, leases of property, plant and equipment were classified as financial leases (only if substantially all the risks and benefits of ownership of leased asset were assumed by the Company) or operating. Payments made under operating leases were charged to the Statement of Comprehensive Income in a straight line over the period of the lease.

As from January 1, 2019, leases are recognized as a right of use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic interest rate on the remaining balance of the liability for each period.

Assets and liabilities from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

a)Fixed payments less any lease incentive receivable;

b)Variable lease payments;

c)Amounts expected to be payable by the lessee under residual value guarantees;

d)The exercise price of a purchase option; and

e)Payments of penalties for terminating the lease.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the Company's incremental borrowing rate is used, which is the rate that TGS would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment.

Right-of-use assets are measured at cost comprising the following:

a)The amount of the initial measurement of lease liability.

b)Any lease payment made at or before the commencement date less any lease incentives received.

c)Any initial direct cost, and

d)Restoration costs.

Leased assets, which are subject to the risk of impairment, are depreciated in a straight line over the shorter of the asset’s useful life and the lease term.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line base as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT-equipment, vehicles, small items of office furniture and rented offices.

The Company recognized right-of-use assets under the line item “Property, plant and equipment” of its balance sheet (see Note 13). The corresponding liability has been recognized under Loans (see Note 14).

In addition to the aforementioned, on January 1, 2019, the following standards and interpretations, described in the consolidated financial statements as of December 31, 2018, were adopted without having a significant impact on the Company's financial statements:

•IFRIC Interpretation 23 “Uncertainty over income tax treatments.”

•Annual improvements to IFRS Standards 2015 – 2017 Cycle.

•Amendments to IFRS 9 – Financial instruments.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

5.FINANCIAL RISK MANAGEMENT

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including foreign exchange risk, interest rate risk, and commodity price risk), credit risk and liquidity risk.

In this sense, the Company operates in an economic context whose main variables have recently had strong volatility as a result of political and economic events in the national and international scenarios. In the local market, particularly, the shares of the main listed companies, sovereign bonds, and the Argentine peso experienced a sharp drop in their market value.

In this context, the National Government has enforced economic measures such as: i) restrictions in the foreign exchange market, based on the establishment of deadlines to enter and settle exports and the requirement of authorizations of the Central Bank for the payment of debts to companies located abroad, ii) deferred payment of certain short-term public debt instruments, iii) the freezing of fuel prices for 90 days, and iv) changes in income tax of fourth category and moratoriums for Pymes.

The Company's Management permanently monitors the evolution of the facts that affect its business, in order to determine the possible actions to be taken and identify the possible impacts on its equity and financial position. These condensed interim consolidated financial statements must be read under the light of these circumstances.

6.CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the condensed interim consolidated financial statements in accordance with generally accepted accounting principles requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. These estimates require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Management bases its estimates on various factors, including past trends, expectation of future events regarding the outcome of events and results and other assumptions that it believes are reasonable.

As mentioned above, after August 9, 2019, the main macroeconomic and business variables of Argentina suffered a significant deterioration, which meant that the National Government took a series of measures aimed to contain their negative impact. Therefore given that it is an indicator of impairment of the amounts of Property, Plant and Equipment (“PPE”), as of September 30, 2019, the cash flows used to determine the recoverable value were re-estimated for each of the Cash Generating Units (“CGU”) defined by the Company.

The value in use is calculated on the basis of discounted future cash flows. The projected cash flows are prepared taking into account: (i) for assets associated with the Liquids and Commercialization segment, projections of the prices of liquids and purchase cost of natural gas use as raw material; (ii) for assets associated with the Natural Gas Transportation segment, estimates of future tariff and recognition of cost adjustments, (iii) evaluation of the costs and investments to be incurred and (iv) the use of certain macroeconomic variables such as interest rates, inflation, foreign exchange rates, among others. The discount rate is based on a weighted average cost of capital (“WACC”).

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

According to the analysis mentioned above, the Company did not identify the need to book any impairment of the PPE amounts as of September 30, 2019.

7.SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the condensed interim consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

Non-cash investing and financing activities for the nine-month periods ended September 30, 2019 and 2018 are presented below:

Note 14 includes a reconciliation between the opening and closing balance of the financial liabilities arising from financing activities.

8.CONSOLIDATED BUSINESS SEGMENT INFORMATION

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Board of Directors.

The Company analyzes its businesses into four segments: (i) Natural Gas Transportation Services, subject to ENARGAS regulations, (ii) Liquids Production and Commercialization, (iii) Other Services including midstream, among others, and (iv) Telecommunications. These last three business segments are not regulated by ENARGAS. Production and Commercialization of Liquids segment is regulated by the SE.

Detailed information on each business segment for the nine-month periods ended September 30, 2019 and 2018 is disclosed below:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

9.SUMMARY OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME ITEMS

a)Other receivables

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

b)Trade receivables

The movement of the allowance for doubtful accounts is as follows:

c)Cash and cash equivalents

d)Contract Liabilities

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

e)Other payables

f)Taxes payables

g)Trade payables

h)Revenues

i)Cost of sales

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3)

___________________________________________________________________________________________________________

j)Expenses by nature – Information required under art. 64 paragraph I, clause B) Commercial Companies Law for the nine-month periods ended September 30, 2019 and 2018

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

k)Net financial results

l)Other operating results, net

m) Other financial assets at amortized cost

n)Payroll and social security taxes payable

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

10.INVESTMENTS IN ASSOCIATES

11.JOINT ARRANGEMENTS

The breakdown of the amounts included in the statements of financial position related to the Company's participation in the UT as of September 30, 2019 and December 31, 2018, and its results for the nine-month periods as of September 30, 2019 and 2018 is the following:

12.SHARE OF GAIN / (LOSS) FROM ASSOCIATES

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

___________________________________________________________________________________________________________________________________________________________

13.PROPERTY, PLANT AND EQUIPMENT

09/30/2019											31/12/2018
	Cost					Depreciation						
Account	Beginning of the year	Additions	Retirements	Transfers	End of the period	Accumulated at the beginning of the year	Retirements	For the period	Rate %	Accumulated at at the end of the period	Net book value	Net book value
Pipelines	54,932,247	37,096	13,330	1,691,062	56,647,075	26,919,255	7,747	1,012,389	2.2	27,923,897	28,723,178	28,012,992
Compressor plants	20,989,852	100,550	179,885	1,434,629	22,345,146	14,216,081	108,445	711,324	3,3 a 25	14,818,960	7,526,186	6,773,771
Other plants	23,691	-	-	-	23,691	7,190	-	603	3.3	7,793	15,898	16,501
Stations of regulation and/or measurement of pressure	1,870,848	2,457	-	65,109	1,938,414	1,492,145	-	38,440	4.0	1,530,585	407,829	378,703
Other technical installations	370,017	852	-	5,518	376,387	315,760	-	6,201	6.7	321,961	54,426	54,257
Subtotal assets related to natural gas transportation service	78,186,655	140,955	193,215	3,196,318	81,330,713	42,950,431	116,192	1,768,957		44,603,196	36,727,517	35,236,224
Non-regulated segment Pipelines	111,644	203,539	-	3,053,360	3,368,543	56,669	-	27,792	2.2	84,461	3,284,082	54,975
Non-regulated segment Compressor plants	1,708,904	585	-	117,579	1,827,068	521,148	-	145,138	3,3 a 25	666,286	1,160,782	1,187,756
Non-regulated segment Other plants	11,918,778	116,713	-	1,666,727	13,702,218	8,922,676	-	204,194	3.3	9,126,870	4,575,348	2,996,102
Non-regulated segment Stations of regulation and/or measurement of pressure	143,577	16,060	-	218,368	378,005	28,786	-	6,805	4.0	35,591	342,414	114,791
Non-regulated segment Other technical installations	227,185	-	-	-	227,185	67,548	-	15,339	6.7	82,887	144,298	159,637
Subtotal assets related to Other Services and Production and Commercialization of Liquids [(1)]	14,110,088	336,897	-	5,056,034	19,503,019	9,596,827	-	399,268		9,996,095	9,506,924	4,513,261
Lands	147,693	115,560	-	-	263,253	-	-	-	-	-	263,253	147,693
Buildings and constructions	2,790,105	13,292	948	167,015	2,969,464	1,575,612	11	38,700	2.0	1,614,301	1,355,163	1,214,493
Fittings and features in building	235,846	20	-	67	235,933	94,249	-	7,330	4.0	101,579	134,354	141,597
Machinery, equipment and tools	835,061	123,538	7,758	6,264	957,105	517,123	7,758	51,213	6,7 a 10	560,578	396,527	317,938
UT Machinery, equipment and tools	813	-	-	-	813	614	-	199	6,7 a 10	813	-	199
Computers and Telecommunication systems	3,736,343	9,253	-	533,630	4,279,226	3,059,444	-	144,838	6,7 a 20	3,204,282	1,074,944	676,899
Vehicles	407,271	69,582	24,497	-	452,356	286,848	23,144	26,563	20	290,267	162,089	120,423
Furniture	204,400	-	-	-	204,400	197,932	-	843	10	198,775	5,625	6,468
Materials	2,113,798	1,564,827	14,766	(1,010,421)	2,653,438	-	-	-	-	-	2,653,438	2,113,798
Line pack	517,580	-	-	(75,267)	442,313	24,725	-	-	-	24,725	417,588	492,855
Works in progress	8,243,106	10,952,942	-	(7,873,640)	11,322,408	-	-	-	-	-	11,322,408	8,243,106
Total	111,528,759	13,326,866	241,184	-	124,614,441	58,303,805	147,105	2,437,911		60,594,611	64,019,830	53,224,954

[(1)] As of September 30, 2019 and December 31, 2018 includes Ps. 1,566,214 and Ps. 1,660,737, respectively corresponding to assets classified as rights of use.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

14.LOANS

Short-term and long-term loans as of September 30, 2019 and December 31, 2018 comprise the following:

Loans are totally denominated in US dollars.

On August 15, 2019, the General and Ordinary Shareholders Meeting decided to expand the 2018 Notes from USD 700 million to USD 1,200 million. This extension was authorized by the CNV on October 9, 2019 by resolution RESFC–2019-20486-APN-DIR#CNV.

The activity of the loans as of September 30, 2019 and 2018 is the following:

The following are the maturities of the financial leasing in force as of September 30, 2019 (not including issuing costs):

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

15.INCOME TAX AND DEFERRED TAX

According to provisions of Law No. 27,468, beginning on or after January 1, 2018 the adjustment for inflation that is obtained by application of the particular rules contained in the income tax law may be deducted or incorporated into the tax result of the fiscal year that is settled. This adjustment will proceed only if the percentage variation in the Consumer Price Index ("CPI") will accumulate (a) in the 36 months prior to the close of the fiscal year that is settled, a percentage higher than 100%, or (b) with respect to the first, second and third fiscal year that starts from its effective date, an accumulated variation of the CPI that exceeds 55%, 30% or 15% of said 100%, respectively. As of September 30, 2019, the CPI accumulated an increase higher than the one stipulated by legislation (30%). Thus, according to the provisions of IAS 12 "Income Taxes", the Company has measured the income tax charge for the nine-month period ended September 30, 2019, considering the application of the tax inflation adjustment.

The reconciliation between the tax considered for tax purposes and the income tax expense charged to the statement of comprehensive income in the three and nine-month periods ended September 30, 2019 and 2018 is as follows:

The composition of the net deferred tax liabilities is as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.PROVISIONS

For legal claims and others	
Balances as of 12/31/2017	**398,856**	
Inflation adjustment restatement	(115,136)	
Additions	168,793	(1)
Uses	(1,067)	
Decreases	(508)	(2)
Balances as of 09/30/2018	**450,938**	
Inflation adjustment restatement	(76,572)	
Additions	136,725	(3)
Uses	(282)	
Decreases	(143)	(2)
Balances as of 12/31/2018	**510,666**	
Inflation adjustment restatement	(157,973)	
Additions	191,820	(4)
Uses	(27)	
Decreases	(222)	
Balances as of 09/30/2019	**544,264**	

(1) Ps. 110,041 are included in "Other operating expenses" and Ps. 53,146 in "Financial expenses".

(2) The total is included in "Other operating expenses".

(3) Ps. 79,962 are included in "Other operating expenses" and Ps. 55,479 in "Financial expenses".

(4) Ps. 120,318 are included in "Other operating expenses" and Ps. 71,502 in "Financial expenses".

17.FINANCIAL INSTRUMENTS BY CATEGORY AND HIERARCHY

1.1 Financial instrument categories

There have been no significant changes regarding the accounting policies for the categorization of financial instruments to the policies disclosed in the financial statements as of December 31, 2018.

The categories of financial assets and liabilities as of September 30, 2019 and December 31, 2018 are as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

September 30, 2019		
	Financial assets at fair value	Financial assets held to maturity	Total
CURRENT ASSETS			
Trade receivables	-	5,235,697	5,235,697
Other receivables	-	440,932	440,932
Derivative financial instruments	489,201	-	489,201
Other financial assets at amortized cost	-	8,598,382	8,598,382
Cash and cash equivalents	1,396,223	398,647	1,794,870
Total current assets	**1,885,424**	**14,673,658**	**16,559,082**
NON-CURRENT ASSETS			
Other receivables	-	6,189	6,189
Other financial assets at amortized cost	-	6,178	6,178
Total non-current assets	-	**12,367**	**12,367**
Total assets	**1,885,424**	**14,686,025**	**16,571,449**

	Financial liabilities at fair value	Other financial liabilities	Total
CURRENT LIABILITIES			
Trade payables	-	3,659,075	3,659,075
Loans	-	1,197,963	1,197,963
Payroll and social security taxes payables	-	407,604	407,604
Other payables	-	241,973	241,973
Total current liabilities	-	**5,506,615**	**5,506,615**
NON-CURRENT LIABILITIES			
Loans	-	30,695,499	30,695,499
Total non-current liabilities	-	**30,695,499**	**30,695,499**
Total liabilities	-	**36,202,114**	**36,202,114**

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

1.2Fair value measurement hierarchy and estimates

According to IFRS 13, the fair value hierarchy introduces three levels of inputs based on the lowest level of input significant to the overall fair value. These levels are:

•Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds listed on the Bolsas y Mercados Argentinos S.A. (“BYMA”). The mutual funds mainly made their placements in letters issued by the Central Bank of the Argentine Republic.

•Level 2: includes financial assets and liabilities whose fair value is estimated using different assumptions quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (for example, derived from prices). Within this level, the Company includes those derivate financial instruments for which it was not able to find an active market.

•Level 3: includes financial instruments for which the assumptions used in estimating fair value are not based on observable market information.

The table below shows different assets at their fair value classified by hierarchy as of September 30, 2019:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The fair value amount of the financial assets is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of September 30, 2019, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, other investments, receivables, payables and short-term loans are representative of fair value because of the short-term nature of these instruments.

The estimated fair value of Non-current loans is estimated based on quoted market prices. The following table reflects the carrying amount and estimated fair value of the 2018 Notes at September 30, 2019, based on their quoted market price:

18. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

19. REGULATORY FRAMEWORK

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The main regulatory issues are described in Note 17 to the annual consolidated financial statements. The update information for the nine-month period ended September 30, 2019 is described below:

General framework of the regulated segment

Semi-annual tariff increase

On March 29, 2019, ENARGAS issued Resolution No. 192/2019 ("Resolution 192") that approved, effective as of April 1, 2019, a 26% increase in the tariff chart applicable to the public service of natural gas transportation by TGS in force as of March 31, 2019.

In accordance with current regulations, ENARGAS has considered the evolution of the wholesale price index update index ("WPI") between the months of August 2018 and February 2019, in order to define the semi-annual adjustments applicable to TGS tariffs.

This increase was granted within the framework of the biannual tariff adjustment of the natural gas transportation service in accordance with the provisions of the RTI process.

Regarding the semi-annual tariff adjustment that was to be enforced as of October 1, 2019, on September 3, 2019, the SE issued Resolution No. 521/2019 (“Resolution 521”) postponing it to January 1, 2020, at that time the variation in the WPI for the period March - August will be applied in accordance with the provisions of the current tariff framework.

The deferral will also mean that the Company should review and fit, in equal proportion to the revenue that is no longer received, the execution of the Five-Year Investment Plan. As of the date of the issuance of these Interim Condensed Consolidated Financial Statements, TGS made the proposal to ENARGAS and the corresponding approval resolution had not been issued.

Deferral of collections

On June 21, 2019, the Secretary of Energy issued Resolution N° 336/2019, which ordered the deferral of payment of 22% of the invoices issued between July 1, 2019 and October 31, 2019 corresponding to residential natural gas users.

The deferrals will be recovered from the invoices issued from December 1, 2019 in five consecutive monthly installments in equal amount. As compensation, the National Government will pay the licensees, as a subsidy, an economic compensation for the financial cost involved in the deferral.

On August 22, 2019, the SE issued Resolution No. 488/2019 establishing the procedure for the calculation to be carried out by the distribution and sub-distribution companies of natural gas of the deferral provided by Resolution 336. Likewise, this resolution instructs the Undersecretariat of Hydrocarbons and Fuels of the Secretariat of Non-renewable Resources and Fuel Market of the SE to implement the procedure by which the compensation mentioned above will be calculated and paid. As of the date of the issuance of these interim condensed consolidated financial statements, the regulations for the calculation and payment methodology of the economic compensation mentioned above were not issued.

As of September 30, 2019, the Company has trade receivables with natural gas distribution companies for Ps. 1,264,217 for such concepts.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

20. COMMON STOCK AND DIVIDENDS

a)Common stock structure and shares’ public offer

As of September 30, 2019, TGS’ common stock was as follows:

	Amount of common stock, subscribed, issued and authorized for public offer
Common Shares Class (Face value $ 1, 1 vote)	Outstanding shares	Treasury Shares	Common Stock
Class “A”	405,192,594	-	405,192,594
Class “B”	359,857,894	29,444,795	389,302,689
Total	765,050,488	29,444,795	794,495,283

TGS's shares are traded on the BYMA and under the form of the ADSs (registered with the Securities and Exchange Commission (“SEC”) and representing 5 shares each) on the New York Stock Exchange.

b)Acquisition of treasury shares

On March 27, 2019, the Board of Directors of the Company approved a third Program for the acquisition of treasury shares in the markets where TGS makes a public offering (the "Third Share Repurchase Program") for a maximum amount to be invested in Ps. 1,500 million (at the moment of its creation).

Subsequently, on August 26, 2019, after concluding the Third Buy Program, the Board of Directors of the Company approved a new program for the acquisition of treasury shares for a total of Ps. 3.2 billion. The acquisition will be made using the Reserve for Capital Expenditures, Acquisition of Treasury Shares and / or Dividends, as it arises from the Interim Condensed Consolidated Financial Statements as of June 30, 2019, which were approved at the Board of Directors meeting, held on August 7, 2019.

As of September 30, 2019, the Company has 29,444,795 treasury shares, representing 3.706% of the total share capital. The acquisition cost of the treasury shares in the market amounted to Ps. 3,618,401 which, in accordance with the provisions of Title IV, Chapter III, Article 3.11.c of the Rules, restricts the amount of the realized and liquid gains mentioned above that the Company may distribute.

c)Distribution of dividends

During the nine-month period ended September 30, 2019, the Company paid dividends in cash for Ps. 8,500,647 (Ps. 10.6994 per share) which were authorized by the General Shareholders Meeting and the Board of Directors of the Company at its meetings held on April 11, 2019.

d)Restrictions on distribution of retained earnings

Pursuant to the General Companies Act and CNV Rules, we are required to allocate a legal reserve (“Legal Reserve”) equal to at least 5% of each year’s net income (as long as there are no losses for prior fiscal years pending to be absorbed) until the aggregate amount of such reserve equals 20% of the sum of (i) “common stock nominal value” plus (ii) “inflation adjustment to common stock,” as shown in our consolidated statement of changes in equity. If there are any losses pending to be absorbed from prior fiscal years, such 5% should be calculated on any excess of the net income over such losses, if any. Dividends may not be paid

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

if the legal reserve has been impaired, nor until it has been fully replenished. The Legal Reserve is not available for distribution as a dividend.

The General Shareholders´ Meeting held on April 11, 2019, which decided to create the “Reserve for capital expenditures, acquisition of treasury shares and/or dividends” and delegated to the Board of Directors of the Company the decision of the distribution of dividends, provided as maximum limit for such distribution up to 80% of said reserve restated according to the General Resolution N° 777/2018 of the CNV.

Finally, and as mentioned in subsection b of this note, the amounts subject to distribution are restricted up to the acquisition cost of treasury shares.

21. LEGAL CLAIMS AND OTHER MATTERS

The main changes occurring between January 1, 2019 and the date of issuance of these condensed interim consolidated financial statements are as follows. For further information regarding the claims and legal matters of the Company, see Note 20 “Legal Claims and Other Matters” to the consolidated financial statements as of December 31, 2018, issued on March 7, 2019.

a)Action for annulment of ENARGAS Resolutions No. I-1,982/11 and No. I-1,991/11 (the “Resolutions”)

On March 26, 2019, TGS was notified of the judgment of first instance issued by the Federal Contentious-Administrative Court No. 1 in its claim initiated by which TGS requested the unconstitutionality of Decree No. 2,067/08; Resolutions and of any other rule or act issued or to be issued, that is caused by the mentioned rules (the “Cause”).

The first instance judgment declares the unconstitutionality of both Articles 53 and 54 of Law 26,784, as well as the aforementioned rules and of any other act tending to execute said provision, and consequently, the nullity of said rules (the “sentence").

The Judgment was appealed by the National Government on March 29, 2019, and the appeal was granted on April 3, 2019, which has not been resolved as of the closing date of the period.

On October 29, 2019, the intervening judge decided, considering what was decided in the judgment and attending to the reasons invoked by TGS, to extend the validity of the precautionary measure issued for six more months of processing in said ordinary process and / or until the sentence passed is firm.

TGS’s Management believes it has sufficient valid arguments to defend its position, and thus, the Company has not recorded the increase of the charge for natural gas consumptions from the date of obtaining the injunction until April 1, 2016, effective date of Resolution 28.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

22. BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the nine-month periods ended September 30, 2019 and 2018 were Ps. 106,764 and Ps. 76,696, respectively.

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of September 30, 2019 and December 31, 2018 is as follows:

The detail of significant transactions with related parties for the nine-month periods ended September 30, 2019 and 2018 is as follows:

Nine-month period ended September 30, 2019:

Additionally, during the nine-month period ended September 30, 2019, the Company received from SACDE Sociedad Argentina de Construcción, construction engineering services for Ps. 1,083,742, which are activated within the balance of the works in progress.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Nine-month period ended September 30, 2018:

23.ASSOCIATES AND JOINT AGREEMENT

Associates with significant influence

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s natural gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan (Buenos Aires province), located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

TGU is a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS holds 49% of its common stock and Pampa Energía holds the remaining 51%.

EGS (in liquidation):

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%).

EGS operates its own pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

In October 2012, ENARGAS issued a resolution which authorizes EGS to transfer the connection pipeline and service offerings in operation to TGS. On November 13, 2013, the sale of all the fixed assets of EGS to TGS for an amount of US$ 350,000 was made, the existing natural gas transportation contracts were transferred and the procedures to dissolve the Company were initiated.

The Board of Directors Meeting held on January 13, 2016, approved to initiate the necessary steps for the dissolution of EGS. The Special Shareholders Meeting held on March 10, 2016 appointed EGS’ liquidator.

Joint Agreement

UT:

The Board of Directors of TGS approved the agreement to set up the UT together with SACDE. The objective of the UT is the assembly of pipes for the construction of the project of "Expansion

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

of the System of Transportation and Distribution of Natural Gas" in the Province of Santa Fe, called by National Public Bid No. 452-0004-LPU17 by the MINEM (the "Work").

On October 27, 2017, TGS - SACDE UT signed the corresponding work contract with the MINEM.

The validity of the UT will be until it has fulfilled its purpose, once the Work is completed and until the end of the guarantee period, set at 18 months from the provisional reception.

As of September 30, 2019, the Work is being executed.

24.INFORMATION REQUIRED BY ARTICLE 26 OF SECTION VII CHAPTER IV TITLE II OF CNV RULES

In order to comply with General Resolution No. 629/2014 TGS informs that by November 7, 2019, supporting and management documentation related to open tax periods is safeguarded by Iron Mountain Argentina S.A. at its facilities are located at 2482 Amancio Alcorta Avenue in the Autonomous City of Buenos Aires.

As for commercial books and accounting records, they are situated in the headquarters of the Company in areas that ensure its preservation and inalterability.

The Company has available in its headquarters to CNV details of the documentation given in safeguard to third parties.

25.SUBSEQUENT EVENTS

There no exist subsequent events between the closing date of nine-month period ended September 30, 2019 and the date of the approval (issuance) of these condensed interim consolidated financial statements, except as mentioned below:

Decision on the destination of the treasury shares

On October 17, 2019, the General and Special Shareholders Meeting decided to distribute among all shareholders in proportion to their holdings, all 29,444,795 class B treasury shares in the terms provided in Article 67 of Law No. 26,831 and also delegated to the Board of Directors the power for the shares distribution under current regulations, including the determination of the opportunity of such payment.

Subsequently, on October 31, 2019, the Board of Directors decided to distribute to shareholders, as of November 13, 2019, the treasury shares. Said distribution constitutes 0.038487388 shares per ordinary share and 0.19243694 shares per ADR, both outstanding shares, representing approximately 3.706% of the share capital of TGS, which amounts to $794.495.283, and a percentage of 3.8487388% of the outstanding capital of $765.050.488 .

As of September 30, 2019, the market value of these shares amounted to Ps. 3,153,537 and its acquisition cost of Ps. 3,618,401.

Distribution of cash dividends

On October 31, 2019, the Board of Directors of the Company approved, together with the aforementioned shares distribution, to distribute a cash dividend to the shareholders as of November 13, 2019, which will be compensated -in the corresponding cases- with the income tax withholding related to the distribution of treasury shares (article 46 of the Income Tax Law and article 66.2 of the Regulatory Decree), which amount in pesos will be equivalent to 7.5269% of the market value of the 29,444,795 ordinary shares, according to the closing price of the

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Company's share in BYMA as of November 8, 2019, at that time the percentage that said dividend represents on the outstanding capital stock will be determined and the amount of dividend that corresponds per outstanding share, which will be derecognize from the Reserve for Future Capital expenditures, Acquisition of Treasury Shares and / or Dividends.

Modifications to the technical, financial and operational assistance contract (“SATFO”)

The General and Special Shareholders’ Meeting held on October 17, 2019, ratified the proposal approved by the Board of Directors at its meeting dated September 17, 2019 to be made to Pampa Energía, in its capacity as Technical Operator of the SATFO that it provides to the Company, since it constitutes an improvement in the contractual conditions and, therefore, a benefit for the Company.

These modifications will imply a progressive reduction over the years in the remuneration that Pampa Energía will receive in its role of Technical Operator but not a modification in the scope of the tasks performed.

This operation, as it was a transaction with related parties, had a favorable opinion from the Audit Committee of the Company under the terms of article 72 of Law No. 26,831.

Luis Alberto Fallo

Chairman of the Board of Directors

English translation of the original report issued in Spanish for publication in Argentina

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, President and Directors of

Transportadora de Gas del Sur S.A.

Legal address: Don Bosco 3672, 5th Floor

Ciudad Autónoma de Buenos Aires

CUIT N° 30-65786206-8

I. Report on the Financial Statements

Introduction

1. We have reviewed the accompanying condensed interim consolidated financial statements of Transportadora de Gas del Sur S.A., which comprises:  (a) the consolidated statement of financial position at September 30, 2019, (b) the consolidated statements of comprehensive income for the three and nine months period ended September 30, 2019, and the statements of changes in equity and cash flows for the nine-month period then ended, and (c) a summary of significant accounting policies and other explanatory notes.

2. The balances and other information corresponding to the fiscal year 2018 and to its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Responsibility of the Board of Directors

3. The Company’s Board of Directors is responsible for the preparation and presentation of these condensed interim consolidated financial statements under the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and adopted by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) as its professional accounting standards and added by the Comisión Nacional de Valores (“CNV”) to its regulations; therefore, it is responsible for the preparation and presentation of the condensed interim consolidated financial statements mentioned above in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”). The Company’s Board of Directors is also responsible for performing the internal control procedures that they may deem necessary to enable the preparation of the condensed interim consolidated financial statements that are free from material misstatements, either due to errors or irregularities.

Scope of review

4. Our responsibility is to express a conclusion on the accompanying consolidated financial statements based on our review, which was conducted in accordance with International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity', as issued by the International Auditing and Assurance Standards Board (“IAASB”), and adopted by the FACPCE as its standard of review in Argentina by Technical Resolution N° 33. Such standard requires auditor to comply with the ethical requirements relevant to the audit of the Company’s annual financial statements. A review of interim financial information consists of making inquiries, primarily of persons responsible for

English translation of the original report issued in Spanish for publication in Argentina financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

5. Based on our review, nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements mentioned in paragraph 1. are not prepared, in all material respects, in accordance with IAS 34.

II. Report on other legal and regulatory requirements

In compliance with current regulations, we report that:

a)The condensed interim consolidated financial statements mentioned in paragraph 1. are transcribed into the “Inventory and Balance Sheet” book of Transportadora de Gas del Sur S.A. and based on our review, nothing came to our attention that causes us to believe that such financial statements are not prepared, in all material respects, in accordance with the provisions of the Commercial Companies Law and pertinent resolutions of the CNV;

b)The condensed  interim separate financial statements  of Transportadora de Gas del Sur S.A. as of September 30, 2019 arise from accounting records kept in all formal respects in accordance with current legal regulations;

c)The information included in points 3, 4, 5 and 7 in the “Analysis of financial conditions and results of operations  for the nine-month period ended September 30, 2019”, arise from the corresponding condensed interim consolidated financial statement as of September 30, 2019.

d)At September 30, 2019 the liabilities accrued in employee and employer contributions to the Argentine Integrated Social Security System according to the Company's accounting records amounted to $ 39,457,867, none of which was claimable at that date.

City of Buenos Aires, November 7, 2019.

PRICE WATERHOUSE & CO. S.R.L. C.P.C.E.C.A.B.A. Tº 1 Fº 17 (Socio)	PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L C.P.C.E.C.A.B.A. T°1 F°13 (Socio)
Dr. Fernando A. Rodriguez Contador Público (U.B.A.) C.P.C.E.C.A.B.A. T° 264 F° 112	Ezequiel A. Calciati Contador Público (U.B.A.) C.P.C.E.C.A.B.A. T° 163 F° 233

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán Diego Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: January 3, 2020.